

August 12, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re: Overstock.com, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2010**
> **File Number 333-166871**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 000-49799**

Dear Mr. Johnson:

We have reviewed the response in your August 4, 2010 to our letter dated August 4, 2010 and we have the following comments. Please respond to this letter by amending your registration statement and providing the requested information.

Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please revise your incorporation by reference section to include your Form 10-Q for the fiscal quarter ended June 30, 2010.

Form 10-Q for the Quarter Ended June 30, 2010

6. Commitments and Contingencies, page 16

2. Please refer to your disclosure of the Ohio Department of Taxation matter where you state you received a letter of determination in which you owe $612,784 in taxes, interest, and penalties as of June 30, 2009. Please revise your disclosure to update the status and related amount through the current period, or advise.

3. Please tell us and disclose your accounting policy for legal fees and clarify if your accrual for $1.1 million includes these fees. Refer to FASB ASC 450-20-S50-2.

4. Please expand your disclosure of the class action filed on March 10, 2009 to state the amount of damages sought. Refer to FASB ASC 450-20-55-36.

    You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                                                  Sincerely,

                                                  H. Christopher Owings
                                                  Assistant Director

cc: Thomas W. Adkins
        Bracewell & Giuliani LLP
        via facsimile